UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2026

Commission File Number: 001-42823

Fitness Champs Holdings Limited

(Registrant’s name)

7030 Ang Mo Kio Street, Avenue 5, #04-48, North Star@AMK, Singapore	569880
(Address of principal executive offices)	(Zip Code)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

The annual general meeting (the “Meeting”) of Fitness Champs Holdings Limited (the “Company”) was held on November 12, 2026 at 10:00 a.m. Singapore Time (November 11, 2026 at 9:00 p.m. U.S. Eastern Time) at 55 Serangoon North Avenue 4, #01-05, Singapore 555859.

At the close of business on October 22, 2026 (Singapore time), the record date for the determination of shareholders entitled to vote (the “Record Date”), there were 1,318,742 Ordinary Shares of the Company outstanding, of which 1,299,391 were Class A Ordinary Shares, each being entitled to one vote per share, and 19,351 were Class B Ordinary Shares, each being entitled to 50 votes per share, or 967,550 votes. Holders of 36,617 Class A Ordinary Shares and 19,351 Class B Ordinary Shares as of the Record Date, representing 1,004,167 votes or approximately 44.30% of the total voting power of the Company, were present in person or by proxy at the Meeting and constituted a quorum.

At the Meeting, the shareholders of the Company voted on the following resolutions, with the voting results set forth below:

RESOLUTION 1

“RESOLVED, AS AN ORDINARY RESOLUTION, THAT

subject to and conditional upon the Nasdaq Notification Condition having been satisfied in respect of the First Share Consolidation, with effect as soon as practicable following the Meeting, from the opening of trading on the Market Effective Date of the First Share Consolidation (the “First Consolidation Effective Time”), the share capital of the Company be consolidated as follows (the “First Share Consolidation”), where “Nasdaq Notification Condition” means that (i) the Company has submitted a completed Company Event Notification Form to The Nasdaq Stock Market LLC (“Nasdaq”), and (ii) the Company has made the public announcement required by Nasdaq Listing Rule 5250(b)(4); and “Market Effective Date” means the proposed date on which the First Share Consolidation takes effect in the market, as stated in the Company Event Notification Form:

(a)	every two (2) issued and unissued class A ordinary shares of par value US$0.00225 each in the share capital of the Company (the “Existing Class A Shares”) be consolidated into one (1) consolidated class A ordinary share of par value US$0.0045 each (the “Consolidated Class A Shares”), such Consolidated Class A Shares to rank pari passu in all respects with each other and to have the same rights and be subject to the same restrictions (save as to par value) as the Existing Class A Shares as set out in the third amended and restated memorandum and articles of association of the Company;

(b)	every two (2) issued and unissued class B ordinary shares of par value US$0.00225 each in the share capital of the Company (the “Existing Class B Shares”) be consolidated into one (1) consolidated class B ordinary share of par value US$0.0045 each (the “Consolidated Class B Shares”), such Consolidated Class B Shares to rank pari passu in all respects with each other and to have the same rights and be subject to the same restrictions (save as to par value) as the Existing Class B Shares as set out in the third amended and restated memorandum and articles of association of the Company;

(c)	every two (2) issued and unissued preferred shares of par value US$0.00225 each in the share capital of the Company (the “Existing Preferred Shares”) be consolidated into one (1) consolidated preferred share of par value US$0.0045 each (the “Consolidated Preferred Shares”), such Consolidated Preferred Shares to rank pari passu in all respects with each other and to have the same rights and be subject to the same restrictions (save as to par value) as the Existing Preferred Shares as set out in the third amended and restated memorandum and articles of association of the Company;

(d)	no fractional shares be issued in connection with the First Share Consolidation and, in the event that a shareholder would otherwise be entitled to receive a fractional share upon the First Share Consolidation, the number of shares to be received by such shareholder be rounded up to the next whole number, and the directors of the Company be authorized to capitalize such sum standing to the credit of the share premium account or any other reserve or fund of the Company as may be required to pay up in full at par the additional fraction of a share arising from such rounding up, and to apply such sum accordingly; and

(e)	as a result of the First Share Consolidation, the authorized share capital of the Company be changed from US$23,000,000 divided into (i) 10,177,777,777.78 class A ordinary shares of par value US$0.00225 each, (ii) 22,222,222.22 class B ordinary shares of par value US$0.00225 each, and (iii) 22,222,222.22 preferred shares of par value US$0.00225 each to US$23,000,000 divided into (i) 5,088,888,888.89 class A ordinary shares of par value US$0.0045 each, (ii) 11,111,111.11 class B ordinary shares of par value US$0.0045 each, and (iii) 11,111,111.11 preferred shares of par value US$0.0045 each.”

Voting Results:

	FOR	AGAINST	ABSTAIN

Total Votes:	976,030	10,172	1,152
Percentage of Votes Cast:	98.85%	1.03%	0.12%

Class A Ordinary Shares Voted:	8,480	10,172	1,152
Percentage of Class A Ordinary Shares:	42.82%	51.36%	5.82%

Class B Ordinary Shares Voted:	19,351	0	0
Percentage of Class B Ordinary Shares:	100.00%	0%	0%

Ordinary Resolution 1 passed.

RESOLUTION 2

“RESOLVED, AS A SPECIAL RESOLUTION, THAT

subject to the passing of Resolution 1 and with effect from the First Consolidation Effective Time, the Company adopt the fourth amended and restated memorandum and articles of association in the form attached to the proxy statement as Annex A (the “Fourth Amended and Restated M&A”), in substitution for, and to the exclusion of, the third amended and restated memorandum and articles of association of the Company, to reflect the First Share Consolidation.”

Voting Results:

	FOR	AGAINST	ABSTAIN

Total Votes:	975,376	10,168	1,810
Percentage of Votes Cast:	98.79%	1.03%	0.18%

Class A Ordinary Shares Voted:	7,826	10,168	1,810
Percentage of Class A Ordinary Shares:	39.52%	51.34%	9.14%

Class B Ordinary Shares Voted:	19,351	0	0
Percentage of Class B Ordinary Shares:	100.00%	0%	0%

Special Resolution 2 passed.

RESOLUTION 3

“RESOLVED, AS AN ORDINARY RESOLUTION, THAT

subject to and conditional upon: (i) the First Share Consolidation having taken effect; (ii) the Company having received aggregate gross proceeds of not less than US$5,000,000 from its public offering pursuant to its registration statement on Form F-1 filed with the U.S. Securities and Exchange Commission (the “Offering”) on or before December 15, 2026 (the “Fundraising Deadline”) (the “Fundraising Condition”); and (iii) the Company having submitted to Nasdaq a completed Company Event Notification Form in respect of the Second Share Consolidation and having made the public announcement in respect of the Second Share Consolidation required by Nasdaq Listing Rule 5250(b)(4), with effect from the opening of trading on such date, falling on or before December 15, 2026, as shall be determined by the board of directors of the Company and as stated in the Company Event Notification Form submitted to Nasdaq in respect of the Second Share Consolidation (the “Second Consolidation Effective Date”), the share capital of the Company be consolidated as follows (the “Second Share Consolidation”): (a) every one hundred (100) issued and unissued Consolidated Class A Shares of par value US$0.0045 each be consolidated into one (1) class A ordinary share of par value US$0.45 each; (b) every one hundred (100) issued and unissued Consolidated Class B Shares of par value US$0.0045 each be consolidated into one (1) class B ordinary share of par value US$0.45 each; and (c) every one hundred (100) issued and unissued Consolidated Preferred Shares of par value US$0.0045 each be consolidated into one (1) preferred share of par value US$0.45 each, in each case ranking pari passu in all respects with each other and having the same rights and being subject to the same restrictions (save as to par value) as the corresponding consolidated shares as set out in the Fourth Amended and Restated M&A; and that: (d) no fractional shares be issued in connection with the Second Share Consolidation and, in the event that a shareholder would otherwise be entitled to receive a fractional share upon the Second Share Consolidation, the number of shares to be received by such shareholder be rounded up to the next whole number, and the directors of the Company be authorised to capitalise such sum standing to the credit of the share premium account or any other reserve or fund of the Company as may be required to pay up in full at par the additional fraction of a share arising from such rounding up, and to apply such sum accordingly; (e) with effect from the Second Consolidation Effective Date, as a result of the Second Share Consolidation, the authorized share capital of the Company be changed from US$23,000,000 divided into (i) 5,088,888,888.89 class A ordinary shares of par value US$0.0045 each, (ii) 11,111,111.11 class B ordinary shares of par value US$0.0045 each, and (iii) 11,111,111.11 preferred shares of par value US$0.0045 each to US$23,000,000 divided into (i) 50,888,888.8889 class A ordinary shares of par value US$0.45 each, (ii) 111,111.1111 class B ordinary shares of par value US$0.45 each, and (iii) 111,111.1111 preferred shares of par value US$0.45 each; and (f) if any of the conditions set out above has not been satisfied, or the Second Consolidation Effective Date has not occurred, in each case on or before December 15, 2026, this resolution shall lapse and be of no further force or effect and the Second Share Consolidation shall not take effect.”

Voting Results:

	FOR	AGAINST	ABSTAIN

Total Votes:	975,382	10,820	1,152
Percentage of Votes Cast:	98.79%	1.10%	0.12%

Class A Ordinary Shares Voted:	7,832	10,820	1,152
Percentage of Class A Ordinary Shares:	39.55%	54.63%	5.82%

Class B Ordinary Shares Voted:	19,351	0	0
Percentage of Class B Ordinary Shares:	100.00%	0%	0%

Ordinary Resolution 3 passed.

RESOLUTION 4

“RESOLVED, AS A SPECIAL RESOLUTION, THAT

subject to the passing of Resolution 3 and the Second Share Consolidation taking effect, with effect from the Second Consolidation Effective Date, the Company adopt the fifth amended and restated memorandum and articles of association in the form attached to the proxy statement as Annex B (the “Fifth Amended and Restated M&A”), in substitution for, and to the exclusion of, the Fourth Amended and Restated M&A, to reflect the Second Share Consolidation.”

Voting Results:

	FOR	AGAINST	ABSTAIN

Total Votes:	975,383	10,813	1,158
Percentage of Votes Cast:	98.79%	1.09%	0.12%

Class A Ordinary Shares Voted:	7,833	10,813	1,158
Percentage of Class A Ordinary Shares:	39.55%	54.60%	5.85%

Class B Ordinary Shares Voted:	19,351	0	0
Percentage of Class B Ordinary Shares:	100.00%	0%	0%

Special Resolution 4 passed.

RESOLUTION 5

“RESOLVED, AS AN ORDINARY RESOLUTION, THAT

the re-appointment of Onestop Assurance PAC as the Company’s independent registered public accounting firm for the financial year ending December 31, 2026 be approved, confirmed and ratified.”

Voting Results:

	FOR	AGAINST	ABSTAIN

Total Votes:	976,327	8,869	2,158
Percentage of Votes Cast:	98.88%	0.90%	0.22%

Class A Ordinary Shares Voted:	8,777	8,869	2,158
Percentage of Class A Ordinary Shares:	44.32%	44.78%	10.90%

Class B Ordinary Shares Voted:	19,351	0	0
Percentage of Class B Ordinary Shares:	100.00%	0%	0%

Ordinary Resolution 5 passed.

RESOLUTION 6(a)

“RESOLVED, AS AN ORDINARY RESOLUTION, THAT

Ms. Jue Hui Joyce Lee be re-appointed as a director of the Company to hold office until the 2027 annual general meeting of the Company or until their successor is elected or appointed.”

Voting Results:

	FOR	AGAINST	ABSTAIN

Total Votes:	970,591	15,657	1,106
Percentage of Votes Cast:	98.30%	1.59%	0.11%

Class A Ordinary Shares Voted:	3,041	15,657	1,106
Percentage of Class A Ordinary Shares:	15.36%	79.06%	5.58%

Class B Ordinary Shares Voted:	19,351	0	0
Percentage of Class B Ordinary Shares:	100.00%	0%	0%

Ordinary Resolution 6(a) passed.

RESOLUTION 6(b)

“RESOLVED, AS AN ORDINARY RESOLUTION, THAT

Mr. Yong Mong Koh be re-appointed as a director of the Company to hold office until the 2027 annual general meeting of the Company or until their successor is elected or appointed.”

Voting Results:

	FOR	AGAINST	ABSTAIN

Total Votes:	970,545	15,653	1,156
Percentage of Votes Cast:	98.30%	1.58%	0.12%

Class A Ordinary Shares Voted:	2,995	15,653	1,156
Percentage of Class A Ordinary Shares:	15.12%	79.04%	5.84%

Class B Ordinary Shares Voted:	19,351	0	0
Percentage of Class B Ordinary Shares:	100.00%	0%	0%

Ordinary Resolution 6(b) passed.

RESOLUTION 6(c)

“RESOLVED, AS AN ORDINARY RESOLUTION, THAT

Mr. Junting Jason Liu be re-appointed as a director of the Company to hold office until the 2027 annual general meeting of the Company or until their successor is elected or appointed.”

Voting Results:

	FOR	AGAINST	ABSTAIN

Total Votes:	970,541	15,657	1,156
Percentage of Votes Cast:	98.30%	1.59%	0.12%

Class A Ordinary Shares Voted:	2,991	15,657	1,156
Percentage of Class A Ordinary Shares:	15.10%	79.06%	5.84%

Class B Ordinary Shares Voted:	19,351	0	0
Percentage of Class B Ordinary Shares:	100.00%	0%	0%

Ordinary Resolution 6(c) passed.

RESOLUTION 6(d)

“RESOLVED, AS AN ORDINARY RESOLUTION, THAT

Mr. Poh Lu Tang be re-appointed as a director of the Company to hold office until the 2027 annual general meeting of the Company or until their successor is elected or appointed.”

Voting Results:

	FOR	AGAINST	ABSTAIN

Total Votes:	970,541	15,657	1,156
Percentage of Votes Cast:	98.30%	1.59%	0.12%

Class A Ordinary Shares Voted:	2,991	15,657	1,156
Percentage of Class A Ordinary Shares:	15.10%	79.06%	5.84%

Class B Ordinary Shares Voted:	19,351	0	0
Percentage of Class B Ordinary Shares:	100.00%	0%	0%

Ordinary Resolution 6(d) passed.

RESOLUTION 6(e)

“RESOLVED, AS AN ORDINARY RESOLUTION, THAT

Mr. Shi Wei Lay be re-appointed as a director of the Company to hold office until the 2027 annual general meeting of the Company or until their successor is elected or appointed.”

Voting Results:

	FOR	AGAINST	ABSTAIN

Total Votes:	970,541	31,314	2,312
Percentage of Votes Cast:	96.65%	3.12%	0.23%

Class A Ordinary Shares Voted:	2,991	31,314	2,312
Percentage of Class A Ordinary Shares:	8.17%	85.52%	6.31%

Class B Ordinary Shares Voted:	19,351	0	0
Percentage of Class B Ordinary Shares:	100.00%	0%	0%

Ordinary Resolution 6(e) passed.

RESOLUTION 7

“RESOLVED, AS AN ORDINARY RESOLUTION, THAT

the Meeting be adjourned to a later date or dates or sine die, if necessary or desirable, in the opinion of the board of directors of the Company, to permit further solicitation and vote of proxies if, at the time of the Meeting, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals.”

Voting Results:

	FOR	AGAINST	ABSTAIN

Total Votes:	975,335	10,763	1,256
Percentage of Votes Cast:	98.78%	1.09%	0.13%

Class A Ordinary Shares Voted:	7,785	10,763	1,256
Percentage of Class A Ordinary Shares:	39.31%	54.35%	6.34%

Class B Ordinary Shares Voted:	19,351	0	0
Percentage of Class B Ordinary Shares:	100.00%	0%	0%

Ordinary Resolution 7 passed, however, because there were sufficient votes to approve each of the foregoing proposals, adjournment of the Annual General Meeting was not necessary.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Fitness Champs Holdings Limited

Date: November 12, 2026	By:	/s/ Joyce Lee Jue Hui
	Name:	Joyce Lee Jue Hui
	Title:	Chief Executive Officer & Executive Director